UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                            FORM 4

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f)of the Investment Company Act of 1940

1. Name and Address       2. Issuer Name and Ticker      6. Relationship of Reporting
Of Reporting Person                                       Person to Issuer

  (Last, First, Middle)           SHELLS SEAFOOD                x_Director
                                 RESTAURANTS, INC.              __Officer
   Gardner, J. Stephen            ("SHLL.OB")                   __10% owner *
   220 S. Franklin S                                            __Other
   Tampa, FL  33602                                              See footnotes 1 and 2


                          3. IRS ID Number    4. Statement       7. Individual or Joint
                            Of Reporting      for Month/Year       Group Reporting
                            Person, if and
                            entity (voluntary)   12/02/02          ___Form Filed by
                                                                     One Reporting Person
                               NA             5. If Amendment,      __Form Filed by more
                                               Date of Original     than one Reporting
                                               (Month, Year)        Person
                                                       N/A

* Assumes the exercise in full by all holders of the warrants issued by Shells Seafood Restaurants, Inc. on January 31, 2002, enabling the holders to acquire 8,908,030 shares of common stock.

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security  2. Trans-  3. Trans-  4. Securities      5. Amount of  6. Owner-  7. Nature of
                         action     action     Acquired (A) or    Securities    ship       Indirect
                         Date       Code       Disposed of (D)    Beneficially  Form:      Beneficial
                         (Month/    (Instr.   (Instr. 3,4 and 5)  Owned         Direct     Ownership
                          Day/       8)                           Following     (D) or     (Instr. 4)
                          Year)                                   Reported      Indirect
                                               Amount (D) Price   Transaction  (I)
  See footnote 3







Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, call, warrants, options, convertible securities)
1.Title of   2.Conver-   3.Trans- 4.Trans- 5.Number   6.Date Exercisable 7.Title and 8.Price of  9.Number of 10.Ownership 11.Nature
  Derivative   sion or     action   action   of         and Expiration     Amount of   Derivative  Derivative    Form of  of Indir-
  Security     Exercise    Date     Code     Derivative Date               Underlying  Security    Securities  Derivative ect Bene-
  (Instr. 3)   Price of    (Month/  (Instr.  Securities (Month/Day/Year)   Securities  (Instr. 5)  Beneficially Security    ficial
               Derivative   Day/     8)      Acquired                      (Instr. 3               Owned        Beneficially Owner-
               Security     Year)            (A) or                        and 4)                  Following    Owned at      ship
                                             Disposed                                              Reported     End of
                                              Of (D)                                               Transaction   Month
                                                                                 Amount
                                                                                 Or
                                                                                 Number
                                                        Date   Expiration        #Of
                                     Code  V (A)  (D)   Exercisable  Date  Title Shares
   Warrant to
   purchase                                  (A)
   common stock  $0.16      2/11/02   J(1)   545,617    2/1/03   1/31/05   Common 545,617  (1)  545,617(3)      I            (4)
                                                                           stock,     (2)
                                                                           $0.01 par
                                                                           value per
                                                                           share

Explanation of Responses:
(1)	This warrant was issued to Shells Investment Partners, LLC ("SIP')on
February 11, 2002 in connection with the Company's private financing transaction in which Shells Investment Partners, LLC and another investor each invested $1,000,000. The Company issued to each investor (i) a secured promissory note and (ii) a warrant to purchase 4,454,015 shares of its
Common Stock.  The Reporting Person owns a 24.5% membership interest in
SIP.  For purposes of this Form 4, it is assumed that SIP transfers one-half of its warrants to Linn Heaton pursuant to the agreement between
SIP and George Heaton, dated February 22, 2002.
(2)	This warrant provides for certain anti-dilution adjustments including upon stock dividends, reclassifications and subdivisions and in the event of sales of equity securities at below then fair market value.
(3)	See earlier Form 3, filed on behalf of the Reporting Person for additional equity securities of the issuer beneficially owned by the Reporting person.
(4)	The Reporting Person is Co-Managing Member of SIP.





/s/  J. Stephen Gardner
------------------------------------
Signature of Reporting Person    12/04/02